

December 13, 2012

Via E-mail
Robert A. McLeod
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, B.C. Canada V5J 0C6

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-13425**

Dear Mr. McLeod:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Disclosure Controls and Procedures, page 2

1.   We note that your effectiveness conclusion as of December 31, 2011 is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). However, we also note in Exhibit 3 on page 3-29 that your effectiveness conclusion appropriately includes the full definition of "disclosure controls and procedures." In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Exhibit No. 2 Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010

Note 2. Significant accounting policies

General

2.   We note that during the second half of 2011, you established Ritchie Bros. Financial Services ("RBFS"), a new entity in which you have a 51% interest. We note that RBFS arranges, through third party lenders, financing options for your customers to purchase equipment at your auctions in the U.S. and Canada. Please provide us with further details regarding your ownership interest in RBFS and the associated arrangement with the other parties involved. Additionally, please discuss the method you are using to recognize this interest in your consolidated financial statements and the authoritative accounting literature relied on. For example, clarify whether this is considered a jointly controlled entity as discussed in IAS 31. If so, provide us with your analysis pursuant to IAS 31 and confirm that future filings will provide the applicable disclosures called for by the relevant standard.

(d) Revenue recognition, page 2-12

3.   We note you launched a range of value-added services on July 1, 2011, including equipment financing and powertrain service warranties in the U.S. and Canada and insurance services in Canada, the U.S. and Europe. Please tell us more about the nature of each of these services. Additionally, please discuss how you recognize revenue related to these services, including the roles of third party partners, as applicable. Refer to the authoritative accounting literature relied upon. Please note that your disclosures in future filings should be revised accordingly.

Note 5. Auction revenues, page 2-20

4.   We note your disclosure of the allocation of revenue between auction commissions and auction fees. Please tell us what consideration was given to separately disclosing the amount of revenue derived from inventory contracts. In this regard, we refer to paragraph 35(b) of IAS 18 which requires separate disclosure of the amount of revenue arising from the sale of goods and the rendering of services. Please tell us how your disclosures comply in this regard.

Note 22. Share-based payment, page 2-33

5.   We note your disclosures regarding the stock option plan here and in footnote 2(m). Please tell us what consideration was given to disclosing the vesting requirements of the stock option awards pursuant to paragraph 45(a) of IFRS 2 and for share options

exercised during the period, the weighted average share price at the date of exercise pursuant to paragraph 45(c) of IFRS 2. Please revise your disclosures in future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief